Saipem

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

06019061

Rif./Prot. SEGR/ 377
San Donato M.se, December 1 , 2006

RECEIVED
2006 DEC -7 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Second quarter report at 30th June 2006
- Saipem Press Release dated 11th October 2006
- Saipem Press Release dated 7th November 2006
- Saipem Press Release dated 29th November 2006

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

SUPPL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

dlw 12/13

UKAS
QUALITY MANAGEMENT
001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of October 2006, November 2006

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _X_ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem **Eni**

RECEIVED
2006 DEC -7 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

San Donato Milanese, 29 November 2006 – With reference to the recent market rumours in the press, following the request of the Italian Stock Exchange Authority, Saipem states that it is not planning to launch a bid on Technip.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

Second quarter report at 30th June 2006

82.4776

Saipem

Second quarter report at 30th June 2006

Contents

Approved by the Board of Directors
at their meeting of 26th July 2006

Saipem is a subsidiary of Eni SpA

The second quarter results include the effects of Snamprogetti's consolidation from the date of Saipem's acquisition of control, i.e. from 1st April 2006 following alignment discussions with the relevant control bodies regarding the interpretation of the recently introduced international accounting standards (IAS 27).

Economic and financial data

(million €)

Saipem "stand-alone"	Second Quarter 2005	Second Quarter 2006	Var.%	First Half 2005	First Half 2006	Var.%
Revenues	1,165	**1,331**	14.2	2,119	**2,374**	12.0
Operating profit	82	**126**	53.7	154	**219**	42.2
Net profit	55	**86**	56.4	108	**152**	40.7
Capital expenditure	79	**129**	63.3	141	**227**	61.0

	31st December 2005	30th June 2006
Net debt:		
- medium/long term	484	538
- short term	528	1,475
Total	**1,012**	**2,013**

Saipem Consolidated	Second Quarter 2005	Second Quarter 2006	Var.%	First Half 2005	First Half 2006	Var.%
Revenues	1,165	**2,052**	76.1	2,119	**3,095**	46.1
Operating profit	82	**151**	84.1	154	**244**	58.4
Net profit	55	**96**	74.5	108	**162**	50.0
Capital expenditure	79	**133**	68.4	141	**231**	63.8

	31st December 2005	30th June 2006
Net debt:		
- medium/long term	484	617
- short term	528	915
Total	**1,012**	**1,532**

Results from operations

Saipem "stand alone"	Second Quarter 2005	Second Quarter 2006	Var.%	First Half 2005	First Half 2006	Var.%
Offshore						
- subsea pipeline laid (km)	388	308	(20.6)	687	674	(1.9)
- structures installed (tons)	46,945	55,670	18.6	72,289	72,676	0.5
Offshore Drilling						
- metres drilled	19,775	24,640	24.6	48,023	59,592	24.1
- wells drilled	11	18	63.6	24	41	70.8
Onshore						
- pipeline laid (km)	239	303	26.8	414	516	24.6
- structures installed (tons)	89	1,749	1,865.2	3,585	3,168	(11.6)
Onshore Drilling						
- metres drilled	138,384	159,536	15.3	270,750	285,123	5.3
- wells drilled	52	61	17.3	106	106	-
- weighted average equipment utilisation (%)	90	90	-	91	92	1.1

Revenues by business sector (*)

(million €)

	Second Quarter			First Half		
Saipem "stand-alone"	2005	**2006**	Var.%	2005	**2006**	Var.%
Offshore	740	**845**	14.2	1,340	**1,438**	7.3
Onshore	302	**339**	12.3	546	**645**	18.1
Offshore Drilling	71	**85**	19.7	140	**173**	23.6
Onshore Drilling	52	**62**	19.2	93	**118**	26.9
Total	**1,165**	**1,331**	**14.2**	**2,119**	**2,374**	**12.0**

	Second Quarter			First Half		
Saipem Consolidated	2005	**2006**	Var.%	2005	**2006**	Var.%
Offshore	740	**845**	14.2	1,340	**1,438**	7.3
Onshore	302	**1,060**	251.0	546	**1,366**	150.2
Offshore Drilling	71	**85**	19.7	140	**173**	23.6
Onshore Drilling	52	**62**	19.2	93	**118**	26.9
Total	**1,165**	**2,052**	**76.1**	**2,119**	**3,095**	**46.1**

(*) The Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Data and information for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti. The Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Data and information for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006. Figures for the corresponding periods 2005 have now been reclassified accordingly.

Revenues by geographical area

(million €)

Saipem "stand-alone"	Second Quarter		First Half	
Geographical area (*)	2005	**2006**	2005	**2006**
Italy	62	**38**	93	**78**
Rest of Europe	208	**213**	356	**397**
C.S.I.	190	**289**	302	**481**
Rest of Asia	207	**236**	344	**460**
North Africa	154	**97**	.256	**186**
West Africa	298	**343**	690	**595**
Americas	46	**115**	78	**177**
Total	1,165	1,331	2,119	2,374

Saipem Consolidated	Second Quarter		First Half	
Geographical area (*)	2005	**2006**	2005	**2006**
Italy	62	**239**	93	**279**
Rest of Europe	208	**283**	356	**468**
C.S.I.	190	**289**	302	**481**
Rest of Asia	207	**603**	344	**826**
North Africa	154	**113**	256	**202**
West Africa	298	**395**	690	**647**
Americas	46	**130**	78	**192**
Total	1,165	2,052	2,119	3,095

(*) Final destination of services

New contracts awarded to the Saipem Group (million €)

	Second Quarter		First Half	
	2005	**2006**	2005	**2006**
Saipem S.p.A.	62	905	177	1,071
Group companies	1,123	3,752	2,065	4,711
Total	**1,185**	**4,657**	**2,242**	**5,782**
Of which Snamprogetti	-	1,825	-	1,825
Offshore	958	1,479	1,608	1,814
Onshore	192	2,342	416	2,969
Offshore Drilling	5	818	139	923
Onshore Drilling	30	18	79	76
Total	**1,185**	**4,657**	**2,242**	**5,782**

New contracts awarded



million euros
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,242
5,782
79
139
416
1,608
76
923
2,969
1,814
30th June 2005
30th June 2006
Offshore
Onshore
Offshore Drilling
Onshore Drilling

Backlog (million €)

	31st December 2005	Saipem "stand-alone"	Snamprogetti	30th June 2006
Offshore	3,721	4,097	-	4,097
Onshore	1,112	1,611	5,237	6,848
Offshore Drilling	382	1,132	-	1,132
Onshore Drilling	298	256	-	256
Total	5,513	7,096	5,237	12,333

Backlog by geographical area (million €)

Geographical area	31st December 2005	30th June 2006
Italy	21	1,539
Rest of Europe	775	1,361
C.S.I.	1,244	887
Rest of Asia	953	4,664
North Africa	312	386
West Africa	1,414	2,416
Americas	794	1,080
Total	5,513	12,333

Backlog by geographical area at 30th June 2006


Americas
1,080
Rest of Europe
1,361
4,664
Rest of Asia
Italy
1,539
887
C.S.I.
386
2,416
North Africa
West Africa

BASIS OF PRESENTATION

In application of EC Regulation 1606/2002 approved by the European Parliament and Council on 19th July 2002, starting from 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission.

This quarterly report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002.

With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 – Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the Consolidated and Statutory Financial Statements at 31st December 2005.

ECONOMIC RESULTS

Foreword

On 27th March 2006, the contract for the acquisition of 100% of Snamprogetti's share capital was finalised; Saipem paid 680 million euros. In compliance with the accounting principles regulating the business combination under common control, the surplus price paid for Snamprogetti versus its net equity value at 31st March 2006, equal to 440 million euros, was recorded as a decrease in Saipem Group consolidated net equity.

Following the acquisition of Snamprogetti, the Saipem Group is organised into three Business Units: Offshore, Onshore and Drilling. For each of these business units, the information provided includes main financial data to operating profit level. Information pertaining to the Drilling Business unit has been subdivided into Offshore Drilling and Onshore Drilling. Figures relating to the second quarter and the first half 2005 have also been reclassified accordingly.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Consolidated income statement

(million €)

Second quarter	Saipem "stand-alone"		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006		2006	
Operating revenues	**1,165**	**1,331**	**721**	**–**	**2,052**
Other revenues and income	2	3	–	–	3
Purchases, services and other costs	(837)	(932)	(607)	1	(1,538)
Payroll and related costs	(206)	(227)	(85)	1	(311)
GROSS OPERATING PROFIT	**124**	**175**	**29**	**2**	**206**
Amortisation, depreciation and write-downs	(42)	(49)	(6)	–	(55)
OPERATING PROFIT	**82**	**126**	**23**	**2**	**151**
Financial expenses	(16)	(16)	(4)	(7)	(27)
Income from investments	7	10	7	–	17
INCOME BEFORE INCOME TAXES	**73**	**120**	**26**	**(5)**	**141**
Income taxes	(16)	(32)	(13)	2	(43)
NET PROFIT BEFORE MINORITY INTEREST	**57**	**88**	**13**	**(3)**	**98**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**55**	**86**	**13**	**(3)**	**96**
CASH FLOW (Net profit + Depreciation and amortisation)	**97**	**135**	**19**	**(3)**	**151**

(million €)

First Half	Saipem "stand-alone" 2005	Saipem "stand-alone" 2006	Snamprogetti Second Quarter 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**2,119**	**2,374**	**721**	**–**	**3,095**
Other revenues and income	3	4	–	–	4
Purchases, services and other costs	(1,493)	(1,623)	(607)	1	(2,229)
Payroll and related costs	(381)	(439)	(85)	1	(523)
GROSS OPERATING PROFIT	**248**	**316**	**29**	**2**	**347**
Amortisation, depreciation and write-downs	(94)	(97)	(6)	–	(103)
OPERATING PROFIT	**154**	**219**	**23**	**2**	**244**
Financial expenses	(26)	(29)	(4)	(7)	(40)
Income from investments	12	17	7	–	24
INCOME BEFORE INCOME TAXES	**140**	**207**	**26**	**(5)**	**228**
Income taxes	(30)	(53)	(13)	2	(64)
NET PROFIT BEFORE MINORITY INTEREST	**110**	**154**	**13**	**(3)**	**164**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**108**	**152**	**13**	**(3)**	**162**
CASH FLOW (Net profit + Depreciation and amortisation)	**202**	**249**	**19**	**(3)**	**265**

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statement by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating profit before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating profit and costs by destination

(million €)

Second Quarter	Saipem "stand-alone" 2005	Saipem "stand-alone" 2006	Snamprogetti 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**1,165**	**1,331**	**721**	**–**	**2,052**
Production costs	(1,026)	(1,136)	(668)	1	(1,803)
Idle costs	(8)	(14)	(2)	–	(16)
Selling expenses	(18)	(20)	(8)	–	(28)
Research and development costs	(2)	(2)	(4)	–	(6)
Other operating income, net	1	–	–	–	–
CONTRIBUTION FROM OPERATIONS	**112**	**159**	**39**	**1**	**199**
General and administrative expenses	(30)	(33)	(16)	1	(48)
OPERATING PROFIT	**82**	**126**	**23**	**2**	**151**

(million €)

First Half	Saipem "stand-alone" 2005	Saipem "stand-alone" 2006	Snamprogetti Second Quarter 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**2,119**	**2,374**	**721**	**-**	**3,095**
Production costs	(1,850)	(2,018)	(668)	1	(2,685)
Idle costs	(19)	(29)	(2)	-	(31)
Selling expenses	(34)	(39)	(8)	-	(47)
Research and development costs	(3)	(4)	(4)	-	(8)
Other operating income, net	1	-	-	-	-
CONTRIBUTION FROM OPERATIONS	**214**	**284**	**39**	**1**	**324**
General and administrative expenses	(60)	(65)	(16)	1	(80)
OPERATING PROFIT	**154**	**219**	**23**	**2**	**244**

Second Quarter

Revenues for the second quarter 2006 amounted to 1,331 million euros, an increase of 166 million euros versus those of the second quarter 2005, mainly due to higher levels of activity in the Offshore sector.

Operating costs amounted to 1,136 million euros, an increase of approximately 11% versus those for the same period 2005. This increase in operating costs is due to the higher levels of activity generated during the quarter.

Labour costs amounted to 227 million euros, a 10% increase versus the second quarter 2005.

General and administrative expenses in the second quarter 2006 amounted to 33 million euros, a 10% increase versus the same quarter the previous year, mainly due to consultancy costs associated with the Sarbanes Oaxley Act project.

Operating profit for the second quarter 2006 stood at 126 million euros, an increase of 44 million euros versus the second quarter 2005. This increase is analysed in detail hereafter under the various business units.

Data relating to Snamprogetti are analysed under the Onshore business unit.

First Half

Revenues for the first half 2006 amounted to 2,374 million euros, an increase of 255 million euros versus those of the first half 2005, mainly due to higher levels of activity in the Onshore and Offshore sectors.

Operating costs amounted to 2,018 million euros, an increase of approximately 9% versus those for the same period 2005. This increase in operating costs is due to the higher levels of activity generated during the period.

Labour costs amounted to 439 million euros, a 15% increase versus the first half 2005.

General and administrative expenses in the first half 2006 amounted to 65 million euros, a 8% increase versus the first half the previous year, mainly due to consultancy costs associated with the Sarbanes Oaxley Act project.

Operating profit for the first half 2006 stood at 219 million euros, an increase of 65 million euros versus the same period 2005. This increase is analysed in detail hereafter under the various business units.

Data relating to Snamprogetti are analysed under the Onshore business unit.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2005 and the first six months 2006.

Average workforce

	31st December 2005	30th June 2006 Saipem "stand-alone"
Italian personnel	2,536	2,631
French personnel	3,730	3,693
Other nationalities	17,089	18,868
Total	**23,355**	**25,192**
Offshore	8,249	9,359
Onshore	9,749	10,224
Offshore Drilling	1,055	1,138
Onshore Drilling	2,313	2,516
Staff positions	1,989	1,955
Total	**23,355**	**25,192**
No. of engineers at end of period	**3,684**	**3,758**

Workforce


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
31st December 2005
30th June 2006

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

(million €)

	31st December 2005		30th June 2006(*)	
Net tangible fixed assets		1,903		2,117
Net intangible fixed assets		837		842
		2,740		2,959
- Offshore	1,437		1,575	
- Onshore	487		578	
- Offshore Drilling	729		722	
- Onshore Drilling	87		84	
Financial investments		40		147
Non-current assets		**2,780**		**3,106**
Net current assets		**(37)**		**(103)**
Employee termination indemnities		**(88)**		**(159)**
CAPITAL EMPLOYED		**2,655**		**2,844**
Net equity		**1,630**		**1,309** (**)
Minority interest in net equity		**13**		**3**
Net debt		**1,012**		**1,532**
COVER		**2,655**		**2,844**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) includes the effects of the acquisition of Snamprogetti.
(**) includes a decrease of 440 million euros, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31st March 2006.

Capital expenditure

(million €)

	Second Quarter		First Half	
	2005	**2006**	2005	**2006**
Offshore	59	101	98	184
Onshore	–	12	8	17
Offshore Drilling	14	13	27	19
Onshore Drilling	5	5	7	8
Saipem offices	1	2	1	3
	79	**133**	**141**	**231**

Investments in the second quarter 2006 amounted to 133 million euros (75 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (34 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (26 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (18 million euros); conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (51 million euros); and investments carried out by Snamprogetti amounting to 4 million euros.

Investments in the first half 2006 amounted to 231 million euros (137 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (62 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (44 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (30 million euros); conversion of a tanker into an FPSO unit (91 million euros); and investments carried out by Snamprogetti in the second quarter amounting to 4 million euros.

Variation in net equity

(million €)

	1st Half 2005	1st Half 2006
Initial Group net equity	**1,595**	**1,630**
Group net profit	108	162
IAS 32 and 39 – treasury shares	(18)	(36)
IAS 32 and 39 – fair value hedging operations	(126)	80
Distribution of dividends	(65)	(82)
IFRS 3 – surplus price for Snamprogetti's acquisition	-	(440)
Other variation in Snamprogetti net equity	-	15
Translation differences in foreign exchange	25	(20)
Total variation	**(76)**	**(321)**
Resulting Group net equity	**1,519**	**1,309**

The net equity during the first half 2006 decreased by 321 million euros due to the surplus price paid for Snamprogetti's acquisition (-440 million euros), distribution of dividends (-82 million euros), the value of treasury shares bought back to service incentive schemes and reclassified as a decrease in net equity (-36 million euros) and translation differences in foreign exchange (-20 million euros), only partially offset by the net income for the period (162 million euros), the fair value of hedging operations (Interest Rate Swaps) (80 million) and the positive variation in Snamprogetti net equity (15 million euros).

Reclassified statement of cash flow and variation in net debt

(million €)

	1st Half 2005	1st Half 2006
Group net profit	108	162
Net profit of minorities	2	2
Depreciation and amortisation	94	103
Other non-monetary items	54	71
Cash generated from operating income before variation in working capital	**258**	**338**
Variation in working capital relating to operations	(51)	(206)
Other monetary items	(36)	(14)
Net cash flow from operations	**171**	**118**
Investments	(141)	(231)
Disposals	1	7
Free cash flow	**31**	**(106)**
Variation in financial debt	253	905
Buy-back of treasury shares	(18)	(36)
Cash flow from share capital and reserves	(65)	(82)
Other variations	6	(197)
Net cash flow	**207**	**484**
Free cash flow	**31**	**(106)**
Buy-back of treasury shares	(18)	(36)
Cash flow from share capital and reserves	(65)	(82)
Other variations	(16)	(296)
Variation in net debt	**(68)**	**(520)**

NET FINANCIAL DEBT

Net financial debt at 30th June 2006 amounted to 1,532 million euros, an increase of 520 million euros versus 31st December 2005.
This is due mainly to the acquisition of Snamprogetti (-296 million euros), variation in current assets (-206 million euros), other monetary items (-14 million euros), investments (-231 million euros), disposals (7 million euros), the buy-back of treasury shares to service the company's incentive schemes (-36 million euros) and payment of dividends (-82 million euros), only partially offset by the cash flow generated during the period of 338 million euros.

NEW CONTRACTS

During the second quarter 2006, Saipem stand-alone was awarded contracts amounting to 2,832 million euros (1,185 million euros in the same period 2005); during the same period, Snamprogetti won contracts amounting to 1,825 million euros. Moreover, the contract portfolio was boosted by Snamprogetti's existing contract backlog, which amounted to 4,132 million euros on the date of acquisition.
New contracts awarded to the Saipem Group during the first half 2006, inclusive of contracts won by Snamprogetti in the second quarter, amounted to 5,782 million euros.
The most significant contracts awarded in the second quarter include:

In the Offshore sector:
- on behalf of Eni E&P, a contract for the exclusive provision of maintenance services for all offshore oil plants located in Italy; these services, comprising both ordinary and extraordinary maintenance works, will be provided through first quarter 2012;
- on behalf of the Chinese Petroleum Corporation, an EPIC contract for the Taishung/Tungshiao/Tatan pipeline, off the coast of Taiwan, comprising engineering, part procurement, pipelaying, testing and pre-commissioning for a pipeline provided by the client;
- on behalf of Eni Congo SA, an EPIC project for the Awa Paloukou facilities, in Congo, comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of the platform, in addition to the laying of an interconnecting pipeline linking the platform to the Djeno terminal;
- on behalf of PTT Public Company Ltd and Trans Thai - Malaysia (Thailand) Ltd, an EPIC contract for the new PTT – TTM gasline, in Thailand, comprising engineering, transport and installation of a pipeline provided by the client;
- on behalf of Total Exploration & Production UK, an EPIC contract for the Dunbar project, in the British sector of the North Sea, comprising the replacement of an interconnecting pipeline and spools linking the Dunbar and Alwyn platforms;
- on behalf of Maersk Olie og Gas AS, a contract for the Halfdan Northeast Phase 3 Sealines project, in Denmark, comprising the laying of two pipelines and an interconnecting flowline linking three existing platforms;
- on behalf of Devon Energy, a contract in connection with the decommissioning of three platforms in the United States, following the damage caused by Hurricane Rita.

In the Onshore sector:
- on behalf of Saudi Aramco, an EPC contract for the Khursaniyah project, in Saudi Arabia, comprising engineering, procurement and construction of a gas-oil separation plant. The contract includes the construction of two gas-oil separation trains in addition to a series of production infrastructure facilities;
- on behalf of Canaport Lng, an EPC contract for the Canaport project, in Canada, comprising design, engineering, construction and commissioning of a regassification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporisation and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin;
- on behalf of Shell Petroleum Development Company of Nigeria, an EPC contract for the Gbaran Logistic Base, in Nigeria, comprising engineering, procurement, construction and commissioning of the logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of Saudi Aramco, an EPC contract for the Khurais pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline;
- on behalf of Saudi Aramco, an EPC contract for the Ghawar pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline.

In the Offshore Drilling sector:
- on behalf of Statoil, the forty-nine-month charter of the semi-submersible platform Scarabeo 5 in Norway;
- on behalf of Eni E&P, the three-year charter of the semi-submersible platform Scarabeo 7 in Indonesia;
- on behalf of Addax Petroleum, the one-year charter of the semi-submersible platform Scarabeo 3 in Nigeria.

In the Onshore Drilling sector:
- on behalf of Sonatrach, the twelve-month charter of an installation in Algeria

The backlog of the Saipem Group at 30th June 2006 stands at the record level of 12,333 million euros.

MANAGEMENT OUTLOOK FOR 2006

Results achieved in the first half of the year and the positive development of contracts under execution underpin management's expectations for Saipem stand-alone to achieve further revenue growth in 2006, improving the net profit by at least 15%. Snamprogetti, acquired at the end of March, is expected to achieve total revenues, for the nine-month period of consolidation, of approximately 2,300 million euros, and net profit of 30 million euros. This will have a positive effect on Saipem's net profit, which, net of financial charges deriving from the acquisition and taking into account structural cost synergies, is forecast at approximately 18 million euros.

The strong overall market performance and Saipem's track record and competitiveness, especially following the acquisition of Snamprogetti, underpin management's expectations of new contract awards, so as to maintain the exceptionally high level of backlog achieved at the end of June.

Capital expenditure for 2006, including the conversion of a tanker into an FPSO unit due to operate in the Golfinho 2 field in Brazilian waters on behalf of Petrobras, is confirmed at approximately 600 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

OFFSHORE (*)

(million €)

	Second Quarter		First Half	
	2005	**2006**	2005	**2006**
Revenues	740	845	1,340	1,438
Expenses	(662)	(743)	(1,193)	(1,265)
Depreciation and amortisation	(23)	(21)	(50)	(43)
Operating profit	55	81	97	130
New orders awarded	958	1,479	1,608	1,814

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

The backlog at 30th June 2006 amounted to 4,097 million euros, of which 1,349 million are to be realised in the second half 2006.

- Revenues in the first half 2006 amounted to 1,438 million euros, a 7.3% increase, versus the same period 2005, due mainly to higher levels of activity in Kazakhstan and Azerbaijan.
- Operating profit in the first half 2006 amounted to 130 million euros, equal to 9% of revenues, versus 97 million euros, equal to 7.2% of revenues in the same period 2005. This increase in margin is attributed to improved contractual conditions and high operational efficiency.

ONSHORE (*)

(million €)

Second Quarter	Saipem	Saipem "Stand-alone"	Snamprogetti	Saipem Consolidated
	2005	2006	2006	2006
Revenues	302	339	721	1,060
Expenses	(285)	(312)	(691)	(1,003)
Depreciation and amortisation	(5)	(10)	(6)	(16)
Operating profit	12	17 (**)	24 (***)	41
New orders awarded	192	517	1,825	2,342

First Half	Saipem	Saipem "Stand-alone"	Snamprogetti Second Quarter	Saipem Consolidated
	2005	2006	2006	2006
Revenues	546	645	721	1,366
Expenses	(508)	(593)	(691)	(1,284)
Depreciation and amortisation	(14)	(19)	(6)	(25)
Operating profit	24	33 (**)	24 (***)	57
New orders awarded	416	1,144	1,825	2,969

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006.
(**) includes 1 million euros of cost synergies resulting from the acquisition of Snamprogetti.
(***) includes 1 million euros of cost synergies; net of the application of the loss indemnity provision agreed with Eni as part of the Snamprogetti purchase agreement.

The backlog at 30th June 2006 amounted to 6,848 million euros (inclusive of Snamprogetti) of which 2,270 million are to be realised in the second half 2006.

Saipem stand-alone

- Revenues in the first half 2006 amounted to 645 million euros, an 18.1% increase, versus the same period 2005, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria, Mexico and Canada.
- Operating profit in the first half 2006 amounted to 33 million euros, versus 24 million euros in the first half 2005, with margins rising from 4.4% to 5.1%. This increase in margin is attributed to improved operational efficiency and contractual rates.

Snamprogetti

- Revenues generated by Snamprogetti during the second quarter 2006 amounted to 721 million euros, largely related to projects under execution in the Middle East and Italy.
- Operating profit totalled 24 million euros, with a margin of 3.3%.

Snamprogetti revenues for the quarter include proceeds from the Escravos project on behalf of Chevron Texaco amounting to 44 million euros. This project, awarded during Q1 2005 to a joint venture between Snamprogetti and the American company KBR (a subsidiary of Halliburton), comprises engineering, procurement and construction of a GTL (Gas-to-Liquids) plant in the Niger Delta, approximately 100 kilometres south-east of Lagos.
Delays in obtaining access to the construction site and the substantial number of changes to the scope of work are expected to delay execution of this project, with a consequent increase in completion costs.
Negotiations are ongoing between the joint venture and the client to evaluate the financial impact and the consequent review of contractual terms.
In the second quarter, Snamprogetti has made a provision for estimated future losses on this project amounting to 58 million euros. This provision does

not affect Saipem's financial position since it is offset by an agreed claim for the same amount against Eni, in terms of a loss indemnity provision in the Snamprogetti Purchase Agreement.
Saipem is discussing with KBR a mechanism aimed at direct involvement in the local portion of the scope of works.
In view of the benefits that Saipem's long-standing presence in Nigeria will bring to the project and the effect of the Snamprogetti purchase agreement with Eni, Saipem does not expect to be materially affected by current negotiations.

OFFSHORE DRILLING

(million €)

	Second Quarter		First Half	
	2005	**2006**	2005	**2006**
Revenues	71	85	140	173
Expenses	(51)	(50)	(94)	(103)
Depreciation and amortisation	(10)	(13)	(22)	(26)
Operating profit	10	22	24	44
New orders awarded	5	818	139	923

The backlog at 30th June 2006 amounted to 1,132 million euros, of which 157 million are to be realised in the second half 2006.

- Revenues for the first half 2006 amounted to 173 million euros, a 23.6% increase versus the same period 2005, due to increased activities by the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5, and higher contractual rates.

- Operating profit in the first half 2006 amounted to 44 million euros, equal to 25.4% of revenues, versus 24 million euros, equal to 17.1% of revenues in the corresponding period of 2005. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation during the first half 2006 was as follows:

Vessel	**Days under contract**
Semi-submersible platform Scarabeo 3	181
Semi-submersible platform Scarabeo 4	181
Semi-submersible platform Scarabeo 5	166 **a**
Semi-submersible platform Scarabeo 6	170 **a**
Semi-submersible platform Scarabeo 7	181
Drillship Saipem 10000	181
Jack-up Perro Negro 2	181
Jack-up Perro Negro 3	181
Jack-up Perro Negro 4	- **b**
Jack-up Perro Negro 5	181

a = for the remaining days (to 181), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in readiness for a new contract.

ONSHORE DRILLING

(million €)

	Second Quarter		First Half	
	2005	**2006**	2005	**2006**
Revenues	52	62	93	118
Expenses	(43)	(50)	(76)	(96)
Depreciation and amortisation	(4)	(5)	(8)	(9)
Operating profit	5	7	9	13
New orders awarded	30	18	79	76

The backlog at 30th June 2006 amounted to 256 million euros of which 98 million are to be realised in the second half 2006.

- Revenues for the first half 2006 amounted to 118 million euros, a 26.9% increase versus the same period 2005, due mainly to increased activity in North Africa and Kazakhstan.

- Operating profit in the first half 2006 amounted to 13 million euros, equal to 11% of revenues versus 9 million euros, equal to 9.7% of revenues in the same period 2005. This increase both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs during the first half 2006 stood at 92% (91% in the first half 2005); rigs were located as follows: 13 in Peru, 8 in Saudi Arabia, 5 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1, in Ecuador and 1 in Turkmenistan.
  In addition, 5 third-party rigs were deployed in Peru and 3 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Eni Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts
Fax: +39-0252054295
e-mail: investor.relations@saipem.eni.it

Pubblications
Second quarter report at 30th June 2006 (in English)
Relazione trimestrale al 30 giugno 2006 (in Italian)
First quarter report at 31st March 2006 (in English)
Relazione trimestrale al 31 marzo 2006 (in Italian)
Financial Report at 31st December 2005 (in English)
Bilancio al 31 dicembre 2005 (in Italian)

Health, Safety Environment report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Printed by: Impronta Grafica - Cantù

Saipem

Eni

Saipem wins contract for the charter of the newly built Scarabeo 8 drilling rig for USD 840 million

San Donato Milanese (Milan), 11 October 2006 – Saipem has been awarded a five-year contract for the charter of the newly built deepwater semi-submersible drilling rig Scarabeo 8 by Eni Norge. The contract is worth USD 840 million.

The contract is for drilling operations in the North Sea and will be executed between the third quarter of 2009 and the third quarter of 2014. Eni Norge has the option to extend the contract for a maximum of a further two years.

The new rig is currently under construction at Severodvinsk yard, Russia, while the installation of drilling equipment will be carried out in a yard located in Western Europe, presently under definition. The rig is scheduled for delivery in the third quarter of 2009.

The estimated capital expenditure for the hull fabrication and the purchase and installation of the drilling equipment is estimated at 490 million euro.

The 6th generation Scarabeo 8 will be capable of operating in water depths of up to 3,000 meters, in full dynamic positioning and of drilling to depths of up to 10,000 meters; it will also have a variable deck load of more than 6,000 tons.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Saipem

Eni

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: the Board of Directors approves third quarter results to 30 September 2006

- **Net profit for the third quarter of 2006, inclusive of the effects of the acquisition of Snamprogetti (12 million euro), amounted to 104 million euro, a 65% increase compared to the third quarter 2005.**
- **Net profit for the first nine months of 2006, inclusive of the effects of the acquisition of Snamprogetti (22 million euro), amounted to 266 million euro, a 56% increase compared to the first nine months of 2005.**
- **New contracts won during the first nine months of 2006 amounted to 8,417 million euro and the backlog at 30 September 2006 stood at 12,804 million euro.**
- **Investments in the first nine months of 2006 amounted to 416 million euro.**

San Donato Milanese, 7 November 2006. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group consolidated third quarter results for the three months ending 30 September 2006 (unaudited), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS). Third quarter results include the effects of the consolidation of Snamprogetti from 1 April 2006, the date of Saipem's acquisition of control.

(million euro)

Q3 2005	Q2 2006	Q3 2006	Q3 06 vs. Q3 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
				Including Snamprogetti			
n.a.	2,052	2,163	n.a.	Revenues	n.a.	5,258	n.a.
n.a.	151	162	n.a.	Operating profit	n.a.	406	n.a.
n.a.	96	104	n.a.	Net profit	n.a.	266	n.a.
n.a.	151	165	n.a.	Cash flow (net profit plus depreciation)	n.a.	430	n.a.
n.a.	133	185	n.a.	Investments	n.a.	416	n.a.
n.a.	4,657	2,635	n.a.	New contracts	n.a.	8,417	n.a.
				Excluding Snamprogetti			
1,081	1,331	1,388	28.4	Revenues	3,200	3,762	17.6
89	126	137	53.9	Operating profit	243	356	46.5
63	86	92	46.0	Net profit	171	244	42.7
115	135	148	28.7	Cash flow (net profit plus depreciation)	317	397	25.2
99	129	179	80.8	Investments	236	406	72.0
1,080	2,832	1,732	60.4	New contracts	3,322	5,689	71.3

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the third quarter of 2006 amounted to 185 million euro (compared to 99 million in the third quarter of 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (47 million euro); investments in vessels and equipment for specific projects, mainly Kashagan (42 million euro); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (17 million euro); conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (73 million euro); and investments carried out by Snamprogetti (6 million euro).
Investments in the first nine months of 2006 amounted to 416 million euro (compared to 236 million in the same period of 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (109 million euro); investments in vessels and equipment for specific projects, mainly Kashagan (86 million euro); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (47 million euro); conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (164 million euro); and investments carried out by Snamprogetti in the second and third quarter of 2006 (10 million euro).

Net financial debt at 30 September 2006 amounted to 1,637 million euro, representing an increase of 625 million euro from 31 December 2005, mainly due to the acquisition of Snamprogetti and the distribution of dividends. From 30 June 2006, when the financial position already showed the effects of the acquisition of Snamprogetti and the distribution of dividends, net debt increased by 105 million euro due to the continuation of the investment programme and to an increase in working capital.

New contracts and backlog
During the third quarter of 2006, Saipem stand-alone was awarded contracts amounting to 1,732 million euro (compared to 1,080 million euro in the third quarter of 2005); during the same period, Snamprogetti won contracts amounting to 903 million euro.
The most significant orders awarded in the third quarter include:
Offshore:

- on behalf of Sonangol P&P, the contract for the provision and operation of an FPSO unit for the development of the Gimboa field, located in Block 4/05 offshore Angola, at a water depth of 700 metres;
- on behalf of Burullus Gas Company, an EPIC-type contract for the Phase IV Phase IV development of the West Delta Deep Concession, in Egypt, comprising the design, engineering, procurement, construction, installation and commissioning of subsea systems for eight new wells and the expansion of the production system for the Scarab/Saffron and Simiam fields;
- on behalf of Companhia Mexilhao do Brasil, the Mexilhao contract in Brazil, comprising the transport and installation of a jacket, piles and topsides for the PMXL-1 platform, as part of the development of the Mexilhao field, in the Santos basin, approximately 140 km offshore the State of San Paolo;

Onshore:

- on behalf of Saudi Aramco, an EPC-type contract for the realisation of the gas-oil separation plant (GOSP), as part of the programme for the development of the

Khurais oil field in Saudi Arabia, approximately 180 km north-east of Riyadh. The contract comprises the engineering, procurement and construction of four gas-oil separation trains, in addition to a number of production infrastructure facilities;
- on behalf of Perù Lng, the Melchiorita Lng project in Peru, comprising the construction of a regassification terminal at Pampa Melchiorita, 200 km south of di Lima; the contract was acquired in joint-venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV;

Offshore Drilling:
- on behalf of Eni Exploration & Production, the three-year charter of the drillship Saipem 10000 in various geographical areas, starting from the third quarter of 2009;
- on behalf of Exxon Mobil, the 16-month extension, following the exercise of an option, of the charter for the semi-submersible platform Scarabeo 7 in Nigeria;

Onshore Drilling:
- on behalf of PDVSA, the charter of a rig in Venezuela for five years;
- on behalf of PDVSA, the charter of four rigs in Venezuela: two rigs have been chartered for five years, one for one year, and one for four months;
- on behalf of Zhaikmunai, the charter of two rigs in Kazakhstan for thirty-one and thirty-six months respectively;
- on behalf of Saudi Aramco, the charter of a rig in Saudi Arabia for three years;
- on behalf of Groupement Sonatrach Agip, the charter of a rig in Algeria for two years;
- on behalf of Repsol YPF, the -year charter of two rigs in Algeria for one year;
- on behalf of First Calgary, the charter of a rig in Algeria for two years.

New contracts awarded to the Saipem Group during the first nine months of 2006, inclusive of contracts won by Snamprogetti in the second and third quarter, amounted to 8,417 million euro.

The backlog of the Saipem Group as at 30 September 2006 stands at a record level of 12,804 million euro.

Management outlook

Results achieved in the first nine months of the year and the backlog of projects in execution this year underpin management's expectations for Saipem stand-alone to increase revenue growth in 2006, further improving on the 15% net profit target increase set at the beginning of the year. Snamprogetti, acquired at the end of March, is expected to achieve total revenues, for the nine-month period of consolidation, of at least 2,300 million euro, and net profit of approximately 45 million euro. The resulting positive effect on Saipem's net profit, net of financial charges deriving from the acquisition and taking into account actual and forecast cost synergies (both at Saipem and Snamprogetti), is forecast at approximately 34 million euro.

The strong overall market performance and Saipem's track record and competitiveness underpin management's expectations of new contract awards, so as to maintain the exceptionally high level of backlog achieved at the end of September.

Capital expenditure for 2006 is expected to increase to 670 million euro versus 600 million euro as previously reported; this is due to the commencement of works on a new FPSO unit and a new deep-water semi-submersible drilling vessel, following the recent award of new contracts.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

The Third Quarter Report at 30 September 2006 can be downloaded from Saipem's website www.saipem.eni.it

Analysis by business sector

Offshore (*):

(million euro)

Q3 2005	Q2 2006	Q3 2006	Q3 06 vs. Q3 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
652	845	875	34.2	Revenues	1,992	2,313	16.1
(569)	(743)	(760)	33.6	Expenses	(1,763)	(2,025)	14.9
(23)	(21)	(31)	34.8	Depreciation and amortisation	(72)	(74)	2.8
60	81	84	40.0	Operating profit	157	214	36.3
834	1,479	1,046	25.4	New orders awarded	2,442	2,860	17.1

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

The backlog as at 30 September 2006 amounted to 4,268 million euro, of which 645 million are to be realised in the fourth quarter of 2006.

- Revenues for the third quarter of 2006 amounted to 875 million euro, representing a 34% increase compared to the same period of 2005; revenues for the first nine months of 2006 amounted to 2,313 million euro, up 16% compared to the same period of 2005; both increases are mainly due to higher levels of activity in Kazakhstan and Azerbaijan.

- Operating profit for the third quarter of 2006 amounted to 84 million euro, a 40% increase compared to the same period of 2005; operating profit for the first nine months of 2006 was 214 million euro, up 36% compared to the same period of 2005. Operating profit as a percentage of revenues was 9.6% in the third quarter of 2006 (9.2% in the same period of 2005) and 9.3% in the first nine months of 2006 (7.9% in the same period of 2005). This increase in margin is attributable to improved contract conditions and strong operational performance.

Onshore (*):

(million euro)

Saipem stand-alone Q3 2005	Saipem stand-alone Q2 2006	Saipem stand-alone Q3 2006	Q3 06 vs. Q3 05		Snamprogetti Q3 2006	Consolidated Q3 2006
304	339	353	16.1	Revenues	775	1,128
(281)	(312)	(328)	16.7	Expenses	(747)	(1,075)
(11)	(10)	(7)	(36.4)	Depreciation and amortisation	(5)	(12)
12	17	18	50.0	Operating profit	23	41
149	517	120	(19.5)	New orders awarded	903	1,023

Saipem stand-alone first nine months 2005	Saipem stand-alone first nine months 2006	Sept. 2006 vs. Sept. 2005		Snamprogetti Q2 & Q3 2006	Consolidated first nine months 2006
850	998	17.4	Revenues	1,496	2,494
(789)	(921)	16.7	Expenses	(1,438)	(2,359)
(26)	(26)	–	Depreciation and amortisation	(11)	(37)
35	51	45.7	Operating profit	(**) 47	98
565	1,264	123.7	New orders awarded	2,728	3,992

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1 April 2006.
(**) net of the application of the loss indemnity provision agreed with Eni as part of the Snamprogetti purchase agreement, equal to 58 million euro.

The backlog as at 30 September 2006 amounted to 6,742 million euro (inclusive of Snamprogetti), of which 1,225 million are to be realised in the fourth quarter of 2006.

Saipem stand-alone

- Revenues in the third quarter of 2006 amounted to 353 million euro, representing a 16% increase on the third quarter of 2005; revenues for the first nine months of 2006 amounted to 998 million euro, up 17% compared to the same period of 2005; both increases are mainly due to the achievement of full-scale operations on projects in Mexico and Canada.

- Operating profit in the third quarter of 2006 amounted to 18 million euro, representing a 50% increase on the third quarter of 2005; operating profit for the first nine months of 2006 amounted to 51 million euro, up 46% compared to the same period of 2005. Operating profit as a percentage of revenues was 5.1% in the third quarter of 2006 (3.9% in the same period of 2005) and 5.1% in the first nine months of 2006 (4.1% in the same period of 2005). This increase in margin is attributable to high operational efficiency and improved contractual rates.

Snamprogetti

- Revenues generated by Snamprogetti during the third quarter of 2006 amounted to 775 million euro and are largely related to projects under execution in the Middle East and Italy. Operating profit totalled 23 million euro, with a margin on revenues of 3%. Revenues for the second and third quarter of 2006 amounted to 1,496 million euro, while operating profit amounted to 47 million euro, with a margin on revenues of 3.1%.

Offshore Drilling:

(million euro)

Q3 2005	Q2 2006	Q3 2006	Q3 06 vs. Q3 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
73	85	92	26.0	Revenues	213	265	24.4
(49)	(50)	(51)	4.1	Expenses	(142)	(154)	8.5
(12)	(13)	(13)	8.3	Depreciation and amortisation	(34)	(39)	14.7
12	22	28	133.3	Operating profit	37	72	94.6
47	818	341	625.5	New orders awarded	186	1,264	579.6

The backlog as at 30 September 2006 amounted to 1,381 million euro, of which 92 million are due to be realised in the fourth quarter of 2006.

- Revenues in the third quarter of 2006 amounted to 92 million euro, representing a 26% increase on the third quarter of 2005; revenues in the first nine months of 2006 amounted to 265 million euro, up 24% compared to the same period of 2005; both increases are mainly attributable to increased activity of the drillship Saipem 10000 and the jack-up Perro Negro 5, as well as to higher contractual rates.

- Operating profit in the third quarter of 2006 amounted to 28 million euro, a 133% increase compared to the same period 2005; operating profit for the first nine months of 2006 amounted to 72 million euro, up 95% compared to the first nine months of 2005. Operating profit as a percentage of revenues was 30% in the third quarter of 2006 (16% in the same period of 2005) and 27% in the first nine months of 2006 (17% in the same period of 2005). This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation during the first nine months of 2006 was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	273	
Semi-submersible platform Scarabeo 4	273	
Semi-submersible platform Scarabeo 5	258	**a**
Semi-submersible platform Scarabeo 6	254	**a**
Semi-submersible platform Scarabeo 7	266	**a**
Drillship Saipem 10000	273	
Jack-up Perro Negro 2	273	
Jack-up Perro Negro 3	273	
Jack-up Perro Negro 4	-	**b**
Jack-up Perro Negro 5	273	

a = for the remaining days (to 273), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in preparation for a new contract.

Onshore Drilling:

(million euro)

Q3 2005	Q2 2006	Q3 2006	Q3 06 vs. Q3 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
52	62	68	30.8	Revenues	145	186	28.3
(41)	(50)	(54)	31.7	Expenses	(117)	(150)	28.2
(6)	(5)	(5)	(16.7)	Depreciation and amortisation	(14)	(14)	-
5	7	9	80.0	Operating profit	14	22	57.1
50	18	225	350.0	New orders awarded	129	301	133.3

The backlog as at 30 September 2006 amounted to 413 million euro of which 57 million are due to be realised in the fourth quarter of 2006.

- Revenues in the third quarter of 2006 amounted to 68 million euro, representing a 31% increase compared to the same period of 2005; revenues in the first nine months of 2006 amounted to 186 million euro, up 28% on the first nine months of 2005; both increases are mainly attributable to increased activity in North Africa and Kazakhstan.

- Operating profit in the third quarter of 2006 amounted to 9 million euro, representing an 80% increase on the third quarter of 2005; operating profit for the first nine months of 2006 amounted to 22 million euro, up 57% compared to the same period of 2005. Operating profit as a percentage of revenues was 13% in the third quarter of 2006 (10% in the same period of 2005) and 12% in the first nine months of 2006 (10% in the same period of 2005). This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs during the first nine months of 2006 stood at 93.3% (91% in the same period of 2005); rigs were located as follows: 13 in Peru, 9 in Saudi Arabia, 6 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1, in Ecuador and 1 in Turkmenistan.
  In addition, 5 third-party rigs were deployed in Peru and 3 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	31 December 2005		30 September 2006 (*)	
Net tangible fixed assets		1,903		2,229
Net intangible fixed assets		837		843
		2,740		3,072
- Offshore	1,437		1,670	
- Onshore	487		586	
- Offshore Drilling	729		730	
- Onshore Drilling	87		86	
Financial investments		40		151
Non-current assets		**2,780**		**3,223**
Inventories		490		991
Trade and other receivables		1,506		2,793
Trade and other payables		(2,005)		(3,835)
Provisions for contingencies		(97)		(145)
Other income (expenses)		69		172
Net current assets		**(37)**		**(24)**
Employee termination indemnities		**(88)**		**(164)**
CAPITAL EMPLOYED		**2,655**		**3,035**
Net equity		**1,630**	**(**)**	**1,395**
Minority interest in net equity		**13**		**3**
Net debt		**1,012**		**1,637**
COVER		**2,655**		**3,035**
Leverage (net debt/shareholders' equity)		**0.62**		**1.17**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) includes the effects of the acquisition of Snamprogetti.

(**) includes a decrease of 440 million euro, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31 March 2006.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

Third quarter	Saipem stand-alone 2005	Saipem stand-alone 2006	Snamprogetti 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	1,081	1,388	775	–	2,163
Other revenues and income	5	3	–	–	3
Purchases, services and other costs	(718)	(931)	(663)	2	(1,592)
Payroll and related costs	(227)	(267)	(85)	1	(351)
GROSS OPERATING PROFIT	**141**	**193**	**27**	**3**	**223**
Amortisation, depreciation and write-downs	(52)	(56)	(5)	–	(61)
OPERATING PROFIT	**89**	**137**	**22**	**3**	**162**
Financial expenses	(12)	(18)	–	(7)	(25)
Income from investments	4	8	2	–	10
INCOME BEFORE INCOME TAXES	**81**	**127**	**24**	**(4)**	**147**
Income taxes	(17)	(35)	(10)	2	(43)
NET PROFIT BEFORE MINORITY INTEREST	**64**	**92**	**14**	**(2)**	**104**
Minority interest	(1)	–	–	–	–
NET PROFIT	**63**	**92**	**14**	**(2)**	**104**
CASH FLOW (Net profit + Depreciation and amortisation)	**115**	**148**	**19**	**(2)**	**165**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

First nine months	Saipem stand-alone 2005	Saipem stand-alone 2006	Snamprogetti Q2 & Q3 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	3,200	3,762	1,496	–	5,258
Other revenues and income	8	7	–	–	7
Purchases, services and other costs	(2,211)	(2,554)	(1,270)	3	(3,821)
Payroll and related costs	(608)	(706)	(170)	2	(874)
GROSS OPERATING PROFIT	**389**	**509**	**56**	**5**	**570**
Amortisation, depreciation and write-downs	(146)	(153)	(11)	–	(164)
OPERATING PROFIT	**243**	**356**	**45**	**5**	**406**
Financial expenses	(38)	(47)	(4)	(14)	(65)
Income from investments	16	25	9	–	34
INCOME BEFORE INCOME TAXES	**221**	**334**	**50**	**(9)**	**375**
Income taxes	(47)	(88)	(23)	4	(107)
NET PROFIT BEFORE MINORITY INTEREST	**174**	**246**	**27**	**(5)**	**268**
Minority interest	(3)	(2)	–	–	(2)
NET PROFIT	**171**	**244**	**27**	**(5)**	**266**
CASH FLOW (Net profit + Depreciation and amortisation)	**317**	**397**	**38**	**(5)**	**430**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

Third quarter	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	1,081	1,388	775	–	2,163
Production costs	(926)	(1,181)	(722)	3	(1,900)
Idle costs	(19)	(14)	–	–	(14)
Selling expenses	(15)	(21)	(11)	–	(32)
Research and development costs	(2)	(2)	(4)	–	(6)
Other operating income, net	(1)	(1)	–	–	(1)
CONTRIBUTION FROM OPERATIONS	**118**	**169**	**38**	**3**	**210**
General and administrative expenses	(29)	(32)	(16)	–	(48)
OPERATING PROFIT	**89**	**137**	**22**	**3**	**162**
Financial expenses	(12)	(18)	–	(7)	(25)
Income from investments	4	8	2	–	10
INCOME BEFORE INCOME TAXES	**81**	**127**	**24**	**(4)**	**147**
Income taxes	(17)	(35)	(10)	2	(43)
INCOME BEFORE MINORITY INTEREST	**64**	**92**	**14**	**(2)**	**104**
Minority interest	(1)	–	–	–	–
NET PROFIT	**63**	**92**	**14**	**(2)**	**104**
CASH FLOW (Net profit + Depreciation and amortisation)	**115**	**148**	**19**	**(2)**	**165**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

First nine months	Saipem stand-alone		Snamprogetti Q2 & Q3	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	3,200	3,762	1,496	–	5,258
Production costs	(2,776)	(3,199)	(1,390)	4	(4,585)
Idle costs	(38)	(43)	(2)	–	(45)
Selling expenses	(49)	(60)	(19)	–	(79)
Research and development costs	(5)	(6)	(8)	–	(14)
Other operating income, net	–	(1)	–	–	(1)
CONTRIBUTION FROM OPERATIONS	**332**	**453**	**77**	**4**	**534**
General and administrative expenses	(89)	(97)	(32)	1	(128)
OPERATING PROFIT	**243**	**356**	**45**	**5**	**406**
Financial expenses	(38)	(47)	(4)	(14)	(65)
Income from investments	16	25	9	–	34
INCOME BEFORE INCOME TAXES	**221**	**334**	**50**	**(9)**	**375**
Income taxes	(47)	(88)	(23)	4	(107)
INCOME BEFORE MINORITY INTEREST	**174**	**246**	**27**	**(5)**	**268**
Minority interest	(3)	(2)	–	–	(2)
NET PROFIT	**171**	**244**	**27**	**(5)**	**266**
CASH FLOW (Net profit + Depreciation and amortisation)	**317**	**397**	**38**	**(5)**	**430**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q3 2005	Q2 2006	Q3 2006		First nine months 2005	First nine months 2006
63	96	104	Group net income	171	266
1	2	–	Third party income	3	2
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
52	55	61	Depreciation, amortisation and other non monetary items	146	164
(8)	65	31	Dividends, interests, extraordinary income/expenses and income taxes	46	102
108	**218**	**196**	**Cash generated from operating income before variation in working capital**	**366**	**534**
(158)	(3)	(129)	Variation in working capital relating to operations	(209)	(335)
36	1	(6)	Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(8)	(20)
(14)	**216**	**61**	**Net cash flow from operations**	**149**	**179**
(99)	(133)	(185)	Investments in tangible and intangible fixed assets	(236)	(416)
(1)	–	–	Investments in acquisitions of consolidated companies	(5)	–
–	7	–	Disposals	1	7
(114)	**90**	**(124)**	**Free cash flow**	**(91)**	**(230)**
(4)	(36)	–	Buy-back of treasury shares	(22)	(36)
–	(82)	–	Cash flow from share capital and reserves	(65)	(82)
14	(37)	19	Exchange rate differentials and other variation concerning net financial debt	(2)	(*) (277)
(104)	**(65)**	**(105)**	**Variation in net debt**	**(180)**	**(625)**
942	**1,467**	**1,532**	**Net debt at beginning of period**	**866**	**1,012**
1,046	**1,532**	**1,637**	**Net debt at end of period**	**1,046**	**1,637**

(*) includes the effects of the acquisition of Snamprogetti amounting to (296) million euro.